UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In México ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the US Breakstone Group Susan Borinelli/Michael Fehle (646) 452-2333 / 2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

ASUR 3Q06 PASSENGER TRAFFIC UP 2.29% YOY

3Q06 Highlights1:

•	EBITDA declined by 11.09% to Ps.307.1 million.

•	Total passenger traffic up by 2.29%.

•	Total revenues fell by 0.96%, mainly due to a decline of 19.44% in non-aeronautical revenues, which was partially offset by an 8.25% increase in aeronautical revenues.

•	Commercial revenues per passenger declined by 24.23% to Ps.34.80 per passenger.

•	Operating profit declined by 20.63%.

•	EBITDA margin was 55.38% compared with 61.68% in 3Q05.

México D.F., October 23, 2006 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three- and nine-month periods ended September 30, 2006.

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Financial Reporting Standards, expressed in constant Mexican pesos as of September 30, 2006, and represent comparisons between the three-month period ended September 30, 2006, and the equivalent three-month period ended September 30, 2005. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.9935.

ASUR 3Q06, Page 1 of 16

Passenger Traffic

For the third quarter of 2006, total passenger traffic increased year-over-year by 2.29%; domestic passenger traffic increased by 6.57%; and international passenger traffic fell by 0.90%.

The increase in total passenger traffic was the result of a 2.17% increase at Cancun airport, which more than offset a 16.68% decline at Oaxaca airport. The decline at Oaxaca was due to the cancellation of 132 flights as a result of ongoing public demonstrations in the city. The protests began as a teachers’ strike in May but have grown into more widespread general unrest against the Oaxaca state government that has adversely affected tourism. Protesters have threatened to close the airport and block regional highways, and on August 24, the US State Department issued an advisory regarding travel to Oaxaca. At this time we are unable to predict whether or how the conflict will be resolved, or how the ongoing demonstrations may affect our operations.

The 6.57% growth in domestic passenger traffic mainly reflects increases of 12.61%, 13.76% and 28.06% at Cancun, Huatulco and Veracruz airports, respectively, principally due to the opening of new airline services to these destinations. However, domestic passenger traffic was impacted by the 19.52% decline at Oaxaca airport and 13.02% decline at Cozumel airport. The 0.90% decline in international passenger traffic resulted mainly from the 1.55% decline in traffic at Cancun airport.

For the first nine months of 2006, total passenger traffic declined by 6.81% compared to the same period in 2005, with international passenger traffic down 14.29% and domestic passenger traffic up 6.65%.

ASUR 3Q06, Page 2 of 16

Table I: Domestic Passengers (in thousands)

Airport	3Q05	3Q06	% Change	9M05	9M06	% Change
Cancún	630.3	709.8	12.61	1,635.0	1,779.2	8.82
Cozumel	16.9	14.7	(13.02)	62.5	46.4	(25.76)
Huatulco	71.2	81.0	13.76	189.2	238.8	26.22
Mérida	219.2	213.6	(2.55)	636.5	632.5	(0.63)
Minatitlán	38.0	40.8	7.37	102.6	125.6	22.42
Oaxaca	121.9	98.1	(19.52)	362.6	340.8	(6.01)
Tapachula	42.8	44.7	4.44	135.5	132.8	(1.99)
Veracruz	128.3	164.3	28.06	375.9	464.6	23.60
Villahermosa	172.7	169.0	(2.14)	496.3	501.1	0.97
TOTAL	1,441.3	1,536.0	6.57	3,996.1	4,261.8	6.65
Note:	Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	3Q05	3Q06	% Change	9M05	9M06	% Change
Cancún	1,766.7	1,739.3	(1.55)	6,514.0	5,603.1	(13.98)
Cozumel	78.5	81.3	3.57	395.2	243.7	(38.34)
Huatulco	3.7	8.8	137.84	45.4	59.1	30.18
Mérida	32.9	35.3	7.29	95.7	104.5	9.20
Minatitlán	1.0	1.1	10.00	2.4	3.0	25.00
Oaxaca	18.4	18.8	2.17	49.5	57.8	16.77
Tapachula	1.4	1.1	(21.43)	4.1	3.4	(17.07)
Veracruz	19.6	17.9	(8.67)	47.8	50.0	4.60
Villahermosa	11.6	12.8	10.34	31.4	34.0	8.28
TOTAL	1,933.8	1,916.4	(0.90)	7,185.5	6,158.6	(14.29)
Note:	Passenger figures exclude transit and general aviation passengers.

Table III: Total Passengers (in thousands)

Airport	3Q05	3Q06	% Change	9M05	9M06	%Change
Cancún	2,397.0	2,449.1	2.17	8,149.0	7,382.3	(9.41)
Cozumel	95.4	96.0	0.63	457.7	290.1	(36.62)
Huatulco	74.9	89.8	19.89	234.6	297.9	26.98
Mérida	252.1	248.9	(1.27)	732.2	737.0	0.66
Minatitlán	39.0	41.9	7.44	105.0	128.6	22.48
Oaxaca	140.3	116.9	(16.68)	412.1	398.6	(3.28)
Tapachula	44.2	45.8	3.62	139.6	136.2	(2.44)
Veracruz	147.9	182.2	23.19	423.7	514.6	21.45
Villahermosa	184.3	181.8	(1.36)	527.7	535.1	1.40
TOTAL	3,375.1	3,452.4	2.29	11,181.6	10,420.4	(6.81)
Note: Passenger figures exclude transit and general aviation passengers.

ASUR 3Q06, Page 3 of 16

Consolidated Results for 3Q06

Total revenues for 3Q06 declined year-over-year by 0.96% to Ps.554.5 million. This was mainly due to a decline of 19.44% in revenues from non-aeronautical services, principally as a result of the 23.12% decrease in commercial revenues detailed below.

This decline was partially offset by an increase of 8.25% in revenues from aeronautical services, principally as a result of the above-mentioned increase in passenger traffic.

ASUR classifies commercial revenues as those derived from the following activities: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

Commercial revenues decreased year-over-year by 23.12%. Commercial revenues were principally the result of declines in the following areas:

•

Banking and currency exchange services were down 21.28% as a result of the decline in international passenger traffic at Cancun airport and the expiration of a contract with Banamex on August 6, 2006. As a result, the company has stopped collecting rent from branches that Banamex previously operated in Cancun, Merida, Oaxaca, Veracruz and Villahermosa airports;

•

Duty free services were down 57.36%, principally due to net payment of 32.5 million from Dufry Mexico received in August 2005 pursuant to a ruling of the International Court of Arbitration in favor of ASUR. Excluding the impact of this item, duty free services would have increased 5.23%;

The implementation in August 2006 of new Transportation Security Administration (TSA) security measures also had an adverse impact on duty free sales. The subsequently relaxation of some of these measures has led to some improvement, but sales continue to be affected. We are unable at this time to predict whether this effect will continue or for how long;

•

Food & beverage services were down 27.05%. On July 1, 2006, ASUR ceased the direct commercial operation of a restaurant and snack bar, and these facilities are now leased to a subsidiary of Grupo Mera; and

•

Teleservices were down 4.18% mainly as a result of the combined effect of lower passenger traffic and the lack of revenue from leased equipment in Terminal 1 (the charter terminal) of Cancun airport, which is currently not in operation as a result of damage inflicted by Hurricane Wilma in October 2005.

ASUR 3Q06, Page 4 of 16

These declines were partially offset by the following increases:

•	14.36% in retail revenues, principally due to the increase in passenger traffic during the quarter;

•	7.12% in parking lot revenues, mainly due to a rate increase and higher occupancy at the Veracruz and Villahermosa airports;

•

12.84% in revenues from car rental companies, reflecting the increase in the minimum guaranteed fee resulting from lease renewals in June 2006 at the Mérida, Minatitlan, Oaxaca, Veracruz and Villahermosa airports;

•	13.66% in other revenues, reflecting rental income from booths established at Cancun airport in June 2006 and leased to tour operators;

•	6.76% in ground transportation revenues; and

•	8.31% in advertising revenues reflecting the early termination of a contract with UDC JC Decaux on August 10, 2006, and the subsequent direct commercialization of advertising space.

Total operating costs and expenses for 3Q06 increased 13.15% year over year, primarily as a result of:

•	a 23.58% increase in costs of services, mainly as a result of costs associated with the implementation of new baggage screening procedures and an increase in insurance premiums;

•	an 8.94% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets and improvements made to concession assets; and

•	a 2.71% increase in administrative expenses.

This increase was partially offset by:

•	a 0.96% decline in concession fees, mainly due to lower revenues; and

•	an 8.65% decline in the cost of technical assistance, principally due to the decrease in EBITDA for the quarter (a basis for the calculation of the fee).

ASUR 3Q06, Page 5 of 16

Operating margin for 3Q06 was 33.48% compared to 41.78% in the third quarter of last year. This was mainly the result of the 0.96% decline in total revenues and 13.15% increase in costs during the period.

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of the company’s assets including, in ASUR’s case, its concessions), less the average tax value of certain liabilities. ASUR made asset tax payments of Ps.35.6 million for 3Q06. Of these payments, Ps.14.3 million was recorded as an expense in the results for the quarter. The difference was recorded as an asset, since the Company expects to recover Ps.22.3 million as a credit against future income tax payments.

Net income for 3Q06 was Ps.82.8 million, a year-over-year decline of 52.74%. Earnings per common share for the quarter were Ps.0.2760, or earnings per ADS (EPADS) of US$0.2511 (one ADS represents ten series B common shares). This compares with Ps.0.5841, or EPADS of US$0.5313, for the same period last year.

Table IV: Summary of Consolidated Results for 3Q06
	3Q05	3Q06	% Change
Total Revenues	559,887	554,499	(0.96)
Aeronautical Services	373,607	404,440	8.25
Non-Aeronautical Services	186,280	150,059	(19.44)
Commercial Revenues	159,253	122,433	(23.12)
Operating Profit	233,908	185,648	(20.63)
Operating Margin %	41.78%	33.48%	(19.86)
EBITDA	345,363	307,067	(11.09)
EBITDA Margin %	61.68%	55.38%	(10.22)
Net Income	175,222	82,809	(52.74)
Earnings per Share	0.5841	0.2760	(52.74)
Earnings per ADS in US$	0.5313	0.2511	(52.74)

Note: Figures are in thousands of constant Mexican pesos as of September 30, 2006. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 10.9935.

ASUR 3Q06, Page 6 of 16

Table V:           Commercial Revenues per Passenger for 3Q06

	3Q05	3Q06	% Change
Total Passengers (‘000)	3,467	3,518	1.47
Total Commercial Revenues	159,253	122,433	(23.12)
Commercial revenues from direct operations	25,069	22,165	(11.58)
Commercial revenues excluding direct operations	134,184	100,268	(25.28)

Total Commercial Revenue per Passenger	45.93	34.80	(24.23)
Commercial revenue from direct operations per passenger	7.23	6.30	(12.86)
Commercial revenue per passenger (excluding direct operations)	38.70	28.50	(26.36)

Note:   For purposes of this table, about 92,100 and 65,900 transit and general aviation passengers are included for 3Q05 and 3Q06, respectively. Revenue figures are in thousands of constant Mexican pesos as of September 30, 2006.

Table VI:		Operating Costs and Expenses for 3Q06
	3Q05	3Q06	% Change
Costs of Services	144,894	179,056	23.58
Administrative	23,034	23,658	2.71
Technical Assistance	18,604	16,995	(8.65)
Concession Fees	27,992	27,723	(0.96)
Depreciation and Amortization	111,455	121,419	8.94
TOTAL	325,979	368,851	13.15

Note:	Figures are in thousands of constant Mexican pesos as of September 30, 2006.

Consolidated Results for the First Nine Months of 2006

Total revenues for the nine-month period declined year-over-year by 7.32% to Ps.1,651.3 million. This was mainly due to:

•	a decline of 5.34% in revenues from aeronautical services as a result of the decrease in passenger traffic during the period; and

•

a decrease of 12.07% in revenues from non-aeronautical services, principally as a result of the 13.23% decline in commercial revenues resulting from lower passenger traffic and other factors detailed below.

ASUR 3Q06, Page 7 of 16

Commercial revenues for the nine-month period fell year-over-year by 13.23%, mainly due to the following declines:

•

33.0% in duty-free revenues, mainly due to one-time payments of Ps.7 million and Ps.32.5 million from Dufry Mexico received in May and August 2005 pursuant to a ruling of the International Court of Arbitration in favor of ASUR;

•	7.29% in retail revenues, due to lower passenger traffic at Cancun and Cozumel airports resulting from the impact of Hurricane Wilma, despite the opening of the following new stores:

Store	Business	Opening Date
Cancún Terminal 2
Air Shop	Convenience store	March 2006
Air Shop Portafolio	Gift shop	June 2006
Harley Davidson	Gift shop	April 2006
Pineda Covalín	Gift shop	June 2006
Mérida
Air Shop Todo x 180	Gift shop	February 2006
Oaxaca
Go Go	Jewelry	May 2006
GEO	Real estate	June 2006
Villahermosa
Air Shop portafolio	Gift shop	May 2006
Cenca	Convenience store	April 2006

•	19.06% in revenue from banking and currency exchange services, as a result of the decline in passenger traffic and the termination of the contract with Banamex to operate in certain airports;

•	3.78% in revenues from ground transportation services;

•	16.83% in teleservices mainly reflecting Ps.1.2 million in extraordinary income in 2005 at the Huatulco, Tapachula and Veracruz airports;

•	6.45% in other income; and

•	6.64% in food and beverage revenues as a result of the lower passenger traffic. The following restaurants began operations in 2006:

ASUR 3Q06, Page 8 of 16

Name	Opening Date

Villahermosa	May 2006
La Sevillana	May 2006

This was partially offset by increases of:

•	11.64% in advertising revenues; and

•	9.18% in revenue from parking lots.

Costs and expenses for the nine-month period increased year-over-year by 5.00%, mainly due to the following:

•	an 11.22% increase in costs of services, mainly the result of costs associated with the implementation of new baggage screening procedures and an increase in insurance premiums; and

•	a 7.36% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets and improvements made to concession assets.

The increase in costs was partially offset by:

•	a 10.83% decline in administrative expenses reflecting lower professional fees during the period;

•	a 13.23% decline in technical assistance costs reflecting the corresponding decrease in EBITDA during the period; and

•	a 7.38% decline in concession fees mainly due to lower revenues.

Operating margin declined to 37.17%, down from 44.54% for the nine-month period ended September 30, 2005. This was mainly the result of the 7.32% decline in total revenues resulting from the adverse impacts of Hurricane Emily and Hurricane Wilma in July and October, 2005, and the 5.00% increase in expenses.

Net income for the nine-month period declined by 31.51% to Ps.390.94 million. Earnings per common share for the period were Ps.1.3031, or earnings per ADS (EPADS) of US$1.1854 (one ADS represents ten series B common shares). This compares with Ps.1.9026, or EPADS of US$1.7306, for the same period last year.

ASUR 3Q06, Page 9 of 16

Table VII: Summary of Consolidated Results for the Nine-Month Period
	9M05	9M06	% Change
Total Revenues	1,781,721	1,651,330	(7.32)
Aeronautical Services	1,259,057	1,191,772	(5.34)
Non-Aeronautical Services	522,664	459,558	(12.07)
Commercial Revenues	433,777	376,372	(13.23)
Operating Profit	793,652	613,816	(22.66)
Operating Margin %	44.54%	37.17%	(16.54)
EBITDA	1,126,691	971,353	(13.79)
EBITDA Margin %	63.24%	58.82%	(6.98)
Net Income	570,773	390,943	(31.51)
Earnings per Share	1.9026	1.3031	(31.51)
Earnings per ADS in US$	1.7306	1.1854	(31.51)

Note: Figures are in thousands of constant Mexican pesos as of September 30, 2006. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 10.9935.

Table VIII: Commercial Revenues for the Nine-Month Period

	9M05	9M06	% Change
Total Passengers (‘000)	11,451	10,631	(7.16)
Total Commercial Revenues	433,777	376,372	(13.23)
Commercial revenues from direct operations (1)	68,040	77,856	14.43
Commercial revenues excluding direct operations	365,737	298,516	(18.38)

Total Commercial Revenue per Passenger	37.88	35.40	(6.55)
Commercial revenue from direct operations per passenger(1)	5.94	7.32	23.23
Commercial revenue per passenger (excluding direct operations)	31.94	28.08	(12.09)

Note: For purposes of this table, about 269,300 and 210,600 transit and general aviation passengers are included for 9M05 and 9M06, respectively. Revenue figures are in thousands of constant Mexican pesos as of September 30, 2006.

(1) Revenues from direct commercial operations include a restaurant, a snack bar and three convenience stores. On July 1, 2006, ASUR ceased the direct commercial operation of the restaurant and snack bar, and these facilities are now leased to a subsidiary of Grupo Mera.

ASUR 3Q06, Page 10 of 16

Table IX: Operating Costs and Expenses for the Nine-Month Period

	9M05	9M06	% Change
Costs of Services	427,349	475,316	11.22
Administrative	78,795	70,260	(10.83)
Technical Assistance	59,813	51,902	(13.23)
Concession Fees	89,073	82,499	(7.38)
Depreciation and Amortization	333,039	357,537	7.36
TOTAL	988,069	1,037,514	5.00
Note:	Revenue figures are shown in thousands of constant Mexican pesos as of September 30, 2006.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for the nine-month period ended September 30, 2006 were Ps.1,211.03 million, resulting in an annual average tariff per work load unit of Ps.101.64. ASUR’s regulated revenues accounted for approximately 67.96% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On September 30, 2006, Airport Facility Usage Rights and Airport Concessions represented 79.98% of the Company’s total assets, with current assets representing 11.04% and other assets representing 8.98%.

On September 30, 2006, cash and marketable securities were Ps.1,322.99 million. On the same date, shareholder’s equity was Ps.12,147.43 million and total liabilities were Ps.1,082.40 million, representing 90.34% and 7.45% of total assets, respectively. Total deferred liabilities represented 77.62% of the Company’s total liabilities.

Capex

During the quarter, ASUR made investments of Ps.280.41 million as part of the Company’s ongoing plan to modernize its airports pursuant to its master development plans. For the first nine months ASUR made capital investments of Ps.705.12 million.

ASUR 3Q06, Page 11 of 16

3Q06 Earnings Conference Call

Day:	Tuesday, October 24, 2006

Time:	10:00 AM US EDT; 9:00 AM Mexico City time

Dial-in number:	(800) 344-1005 (US & Canada)
(706) 634-1333 (International & Mexico)

Access Code:	8710735

Replay:

Starting Tuesday, October 24, 2006 at 2:00 PM US EDT, ending at midnight US EDT on Tuesday, October 31, 2006. Dial-in number: (800) 642-1687 (US & Canada); (706) 645-9291 (International & Mexico). Access Code: 8710735.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 3Q06, Page 12 of 16

ASUR
AEROPUERTOS DEL SURESTE

Grupo Aeroportuario del Sureste, S.A. de C.V.
Operating Results per Airport
Thousands of Mexican pesos in purchasing power as of September 30 th, 2006

Item	3Q 2005	3Q 2006	% change	Nine Months 2005	Nine Months 2006	% change
Cancun						
Aeronautical Revenues	274,827	299,069	8.82	949,794	878,431	(7.51)
Non-Aeronautical Revenues	157,544	120,814	(23.31)	430,649	369,864	(14.11)
Operating Profit	226,212	190,212	(15.91)	752,262	597,685	(20.55)
EBITDA	296,663	267,915	(9.69)	962,595	826,724	(14.12)
Cozumel						
Aeronautical Revenues	10,917	11,842	8.47	54,554	35,365	(35.17)
Non-Aeronautical Revenues	4,022	3,663	(8.93)	16,400	10,346	(36.91)
Operating Profit	(1,443)	(1,504)	4.23	20,428	(3,482)	(117.05)
EBITDA	4,078	4,493	10.18	36,964	14,115	(61.81)
Merida						
Aeronautical Revenues	24,746	24,250	(2.00)	70,584	71,475	1.26
Non-Aeronautical Revenues	9,070	9,155	0.94	26,409	28,297	7.15
Operating Profit	5,570	1,179	(78.83)	10,380	9,923	(4.40)
EBITDA	15,310	10,606	(30.73)	39,313	37,401	(4.86)
Villahermosa						
Aeronautical Revenues	17,975	18,857	4.91	49,848	54,243	8.82
Non-Aeronautical Revenues	5,284	5,326	0.79	15,233	16,025	5.20
Operating Profit	7,698	3,992	(48.14)	16,679	12,027	(27.89)
EBITDA	13,386	11,133	(16.83)	33,790	32,330	(4.32)
Others						
Aeronautical Revenues	45,142	50,422	11.70	134,277	152,258	13.39
Non-Aeronautical Revenues	10,360	11,101	7.15	33,973	35,026	3.10
Operating Profit	(4,129)	(8,231)	99.35	(6,097)	(2,337)	(61.67)
EBITDA	15,926	12,920	(18.87)	54,029	60,783	12.50
Grupo						
Aeronautical Revenues	373,607	404,440	8.25	1,259,057	1,191,772	(5.34)
Non-Aeronautical Revenues	186,280	150,059	(19.44)	522,664	459,558	(12.07)
Operating Profit	233,908	185,648	(20.63)	793,652	613,816	(22.66)
EBITDA	345,363	307,067	(11.09)	1,126,691	971,353	(13.79)

Note:      All figures are in thousands of constant Mexican pesos as of September 30, 2006.

ASUR 3Q06, Page 13 of 16

ASUR 3Q06, Page 14 of 16

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 st, to September 30 th, 2006 and 2005

Thousands of Mexican pesos in purchasing power as of September 30 th, 2006

Item	Accumulative 2005	Accumulative 2006	Variation %	Quarter 2005	Quarter 2006	Variation %
Revenues						
Aeronautical Services	1,259,057	1,191,772	(5.34)	373,607	404,440	8.25
Non-Aeronautical Services	522,664	459,558	(12.07)	186,280	150,059	(19.44)
Total Revenues	**1,781,721**	**1,651,330**	**(7.32)**	**559,887**	**554,499**	**(0.96)**
Operating Expenses						
Cost of services	427,349	475,316	11.22	144,894	179,056	23.58
General and administrative expenses	78,795	70,260	(10.83)	23,034	23,658	2.71
Technical Assistance	59,813	51,902	(13.23)	18,604	16,995	(8.65)
Concession fee	89,073	82,499	(7.38)	27,992	27,723	(0.96)
Depreciation and Amortization	333,039	357,537	7.36	111,455	121,419	8.94
Total Operating Expenses	**988,069**	**1,037,514**	**5.00**	**325,979**	**368,851**	**13.15**
Operating Income	**793,652**	**613,816**	**(22.66)**	**233,908**	**185,648**	**(20.63)**
Comprehensive Financing cost	33,203	25,693	(22.62)	24,438	(17,822)	(172.93)
Extraordinary and Special Items						
Extraordinary Items	2,105	13,767	554.01	2,095	9,454	351.26
Special items (NMO Restructuring)	-	-	-	-	-	-
Income Before Income Taxes	**824,750**	**625,742**	**(24.13)**	**256,251**	**158,372**	**(38.20)**
Provision for Income Taxes	25,788	39,289	52.35	9,567	14,306	49.53
Defferred income taxes	228,189	195,510	(14.32)	71,462	61,257	(14.28)
Defferred employees profit sharing	-	-	-	-	-	-
Net Income for the Year	**570,773**	**390,943**	**(31.51)**	**175,222**	**82,809**	**(52.74)**
Earning per share	**1.9026**	**1.3031**	**(31.51)**	**0.5841**	**0.2760**	**(52.74)**
Earning per ads usd	**1.7306**	**1.1854**	**(31.51)**	**0.5313**	**0.2511**	**(52.74)**
Exchange rate per dollar 10.9935

ASUR 3Q06, Page 15 of 16

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Changes in Financial Position from January 1 st, to September 30 th, 2006 and 2005

Thousands of Mexican pesos in purchasing power as of September 30 th, 2006

Item	Accumulative 2005	Accumulative 2006	Variation %	Quarter 2005	Quarter 2006	Variation %
Net Income for the Year	**570,773**	**390,943**	**(31.51)**	**175,222**	**82,809**	**(52.74)**
Depreciation and Amortization	333,039	357,537	7.36	111,455	121,419	8.94
Resources provided by operations	**903,812**	**748,480**	**(17.19)**	**286,677**	**204,228**	**(28.76)**
Changes in operating assets and liabilities:						
Decrease (increase) in:						
Trade receivables	23,796	(45,394)	(290.76)	57,862	48,496	(16.19)
Recoverable taxes and other current assets	(3,599)	63,388	(1,861.26)	(2,310)	73,328	(3,274.39)
Other deffered assets	12,179	(35,618)	(392.45)	1,797	(15,206)	(946.18)
Increase (decrease) in:						
Trade accounts payable	(6,365)	(17,578)	176.17	(1,632)	(3,695)	126.44
Accrued expenses and others payables	(4,920)	(190,944)	3,780.97	(5,931)	31,569	(632.27)
Long term liabilities	58,933	141,818	140.64	44,635	49,443	10.77
Resources provided by (used for) working capital	**80,024**	**(84,327)**	**(205.38)**	**94,421**	**183,936**	**94.80**
Resources provided by (used for) operating activities	**983,836**	**664,153**	**(32.49)**	**381,098**	**388,164**	**1.85**
Resources provided by (used for) financing activities:	**(196,940)**	**(207,452)**	**5.34**	-	-	-
Notes payable	-	-	-	-	-	-
Others	(196,940)	(207,452)	5.34	-	-	-
Resources provided by (used for) investing activities:	**(455,896)**	**(705,125)**	**54.67**	**(205,955)**	**(280,410)**	**36.15**
Investments in machinery, furniture and equipment, net	(36,287)	(139,255)	283.76	(7,626)	(2,767)	(63.72)
Investments in rights to use airport facilities	-	(45,710)	-	-	(45,710)	-
Investments in constructions in process	(328,554)	(599,279)	82.40	(95,225)	(243,776)	156.00
Investments in others	(91,055)	79,119	(186.89)	(103,104)	11,843	(111.49)
Increase (Decrease) in cash and cash equivalents	**331,000**	**(248,424)**	**(175.05)**	**175,143**	**107,754**	**(38.48)**
Cash and cash equivalents at beginning of the financial period	1,213,454	1,571,415	29.50	1,369,311	1,215,237	(11.25)
Cash and cash equivalents at the end of the financial period	**1,544,454**	**1,322,991**	**(14.34)**	**1,544,454**	**1,322,991**	**(14.34)**

ASUR 3Q06, Page 16 of 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: October 23, 2006